[CBS LETTERHEAD]

                                                                                                                                          July 21, 2010

Via Federal Express and Edgar Transmission

Mr. Larry Spirgel Securities and Exchange Commission Division of Corporation Finance 100 F Street NE Washington, DC 20549 Phone: 202-551-3810

Re:	CBS Corporation
Form 10-K for Fiscal Year Ended December 31, 2009
Filed February 25, 2010
File No. 001-09553

Dear Mr. Spirgel:

On behalf of CBS Corporation (“CBS” or the “Company”), and in connection with the letter dated July 21, 2010 and addressed to your attention from Stephen T. Giove of Shearman & Sterling LLP, which sets forth our responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received in your letter dated July 20, 2010 concerning the Company’s Form 10-K for the fiscal year ended December 31, 2009, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the matters referred to in this letter, please call the undersigned at (212) 975-8830.

Sincerely, /s/ Joseph R. Ianniello Joseph R. Ianniello Executive Vice President and Chief Financial Officer

cc:	Leslie Moonves, President and Chief Executive Officer
Gary L. Countryman, Chair of the Audit Committee
Louis J. Briskman, Executive Vice President and General Counsel
Thomas S. Shilen, Jr., Senior Vice President, Controller and Chief Accounting Officer
Stefanie Kane, PricewaterhouseCoopers LLP
Robert Conklin, PricewaterhouseCoopers LLP
Kathryn Jacobson, Securities and Exchange Commission
Carlos Pacho, Securities and Exchange Commission
Jessica Plowgian, Securities and Exchange Commission